UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

_____________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re: SYNGENTA AG

Disclosure:	“Extension of the Main Offer Period of the Public Tender Offer by CNAC Saturn (NL) B.V. for all publicly held registered shares with a nominal value of CHF 0.10 each of Syngenta AG, Basel, Switzerland until March 2, 2017, 4:00 p.m. CET”

Herewith we furnish a notice related to Syngenta AG. The full text of the notice is the following:

# # #

Extension of the Main Offer Period

of the

Public Tender Offer

by

CNAC Saturn (NL) B.V.

for all publicly held registered shares with a nominal value of CHF 0.10 each of

Syngenta AG, Basel, Switzerland

until

March 2, 2017, 4:00 p.m. CET

Syngenta AG	Swiss securi- ties number	ISIN	Tickersymbol

Registered shares not tendered (first trading line)	1 103 746	CH001 103 746 9	SYNN
Registered shares tendered during the Main Offer
Period (second trading line)	31 612 454	CH031 612 454 1	SYNNE
Registered shares tendered during the Main Offer
Period (third line - not traded, for USD/CHF Con-
version Facility)	31 631 324	CH031 631 324 3	-

I.       Background

On March 8, 2016, CNAC Saturn (NL) B.V., a private company with limited liability (besloten vennootschap met beperk te aansprak elijk heid) incorporated under the laws of the Netherlands, having its corporate seat in Amsterdam and registered with the trade register of the Dutch Chamber of Commerce under number 65434552 (the Offeror), published a public tender offer (the Offer) for all publicly held registered shares of Syngenta AG with a nominal value of CHF 0.10 each (each a Syngenta Share) pursuant to, and subject to the terms and conditions and the restrictions set forth in, the offer prospectus of the same date (the Offer Prospectus).

This notice of extension (this Notice) and any prior notices of extension published in connection with the Offer form an integral part of the Offer Prospectus. Other than as set forth herein, the Offer Prospectus remains valid and unchanged, and continues to be in force and effect . Capitalized terms used and not defined herein have the meaning ascribed to them in the Offer Pro-spectus.

The Offeror is simultaneously conducting the U.S. Offer, which is, subject to requirements imposed by the law or by authorities, in all material respects subject to the same terms and conditions as the Offer. Accordingly, the offer period of the U.S. Offer will be extended concurrently with the present extension of the Main Offer Period pursuant to separate U.S. Offer documentation.

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II.       Extension of the Main Offer Period

In accordance with the extension relief described in Section B.5 of the Offer Prospectus, the Offeror extended the Initial Main Offer Period on May 17, 2016, for a first time until July 18, 2016; on July 11, 2016, for a second time until September 13, 2016; and on September 6, 2016, for a third time until November 8, 2016. In accordance with the additional frame for extensions granted by the Swiss Takeover Board with decision of October 31, 2016, until April 28, 2017 (together with the extension relief described in Section B.5 of the Offer Prospectus, the Extension Relief), the Offeror extended the Main Offer Period on November 1, 2016, for a fourth time until January 5, 2017, 4:00 p.m. CET. The Offeror hereby extends the Main Offer Period further by a period of 40 (forty) Trading Days (the Fifth Extension Period). The Fifth Extension Period will commence on January 6, 2017, and end on March 2, 2017, 4:00 p.m. CET.

This extension is consistent with the expectation that extensions to the Offer are expected to occur until all conditions to the Offer are satisfied, including obtaining all applicable regulatory approvals.

In accordance with the Extension Relief, the Offeror reserves the right to further extend the Main Offer Period once or several times until April 28, 2017 (the Extension End Date). Any such further extension of the Main Offer Period will be published no later than before the start of trading on the last Trading Day of the Fifth Extension Period or, if applicable, of any subsequent relevant Extension Period.

The Offeror furthermore reserves the right to extend the Main Offer Period once or several times, subject to the approval of the TOB, beyond the Extension End Date.

III.      Publication

This Notice will be published on December 20, 2016, before the opening of trading on SIX on http://www.chemchina.com/press and submitted in electronic form to the major Swiss media, the major news agencies active in Switzerland, the major electronic media which distribute stock exchange information and the TOB.

IV.     Applicable Law and Jurisdiction

The Offer, including this Notice (and any prior notice of extension in connection with the Offer), and all rights and obligations arising thereunder or in connection therewith, shall be governed by, and construed in accordance with, substantive Swiss law. The exclusive place of jurisdiction shall be the city of Zurich, Switzerland.

V.      Indicative Timetable*

January 5, 2017	End of the Fourth Extension Period

January 6, 2017	Start of the Fifth Extension Period

March 2, 2017	End of the Fifth Extension Period

to be determined	Potential further Extension Periods

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X - (max.) 20 TD		Notice of Last Extension Period and of End of Main Offer Period*

X		End of Main Offer Period*

Closing of the second trading line on SIX for tendered Syngenta Shares*

X+1	TD	Provisional notice of the interim results of the Offer*

X+4	TD	Definitive notice of the interim results of the Offer*

X+5	TD	Start of the Additional Acceptance Period*

X+8	TD	Payment of Special Dividend*

X+9	TD	First Settlement*

X+14	TD	End of the Additional Acceptance Period*

X+15	TD	Provisional notice of the end results of the Offer*

X+18	TD	Definitive notice of the end results of the Offer*

X+20	TD	Second Settlement*

*	In this indicative timetable, the abbreviation "TD" means a Trading Day. The Offeror reserves the right to extend the Main Offer Period once or several times, under the Extension Relief and|or, subject to the approval of the TOB, beyond the Extension End Date. In addition, the Offeror reserves the right to postpone the Settlement of the Offer pursuant to Section B.8(3) of the Offer Prospectus.

Date of this Notice: December 20, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	December 20, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Dr. Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs